UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D Under the Securities Exchange Act of 1934 RCM TECHNOLOGIES, INC.
(Name of Issuer) Common Stock, $0.05 par value per share
(Title of Class of Securities) 749360400
(CUSIP Number)

Kevin D. Miller c/o RCM Technologies, Inc. 2500 McClellan Avenue, Suite 350 Pennsauken, NJ 08109 (856) 356-4500
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 2, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ◻.

Note:   Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

CUSIP No. 749360400
1	NAME OF REPORTING PERSON
Kevin D. Miller

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	[X]

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
614,231 shares

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
614,231 shares

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
614,231 shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.44% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1) Based on 11,299,383 outstanding shares of Common Stock of the Company as of June 2, 2020

Item 1.     Security and Issuer

This Statement on Schedule 13D relates to the common stock, par value $0.05 per share (the “Common Stock”) of RCM Technologies, Inc. (the “Company”), a Nevada corporation.  The address of the Company’s principal executive offices is 2500 McClellan Avenue, Suite 350, Pennsauken, NJ 08109.

Item 2.     Identity and Background

(a)	This Statement is filed by Kevin D. Miller (the “Reporting Person”).

(b)	The business address of the Reporting Person is c/o RCM Technologies, Inc., 2500 McClellan Avenue, Suite 350, Pennsauken, NJ 08109.

(c)	Kevin D. Miller is the Chief Financial Officer of the Company.

(d)	During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a citizen of the United States.

Item 3.     Source and Amount of Funds or Other Consideration.

On June 2, 2020, the Reporting Person used personal funds to acquire 150,000 shares of the Common Stock from other stockholders of the Company (the “Selling Group”) pursuant to the Stock Purchase Agreement (as defined and described in Item 4 below).  Added to the 464,231 shares owned by the Reporting Person prior to such time, and giving effect to the purchase by the Company on such date, from the Selling Group, of 1,858,139 shares of the Common Stock, this resulted in the Reporting Person owning 5.4% of the outstanding Common Stock.

To the best of the Reporting Persons’ knowledge, except as otherwise set forth herein, the Reporting Person does not beneficially own any securities of the Company nor is the Reporting Person a party to any contract, agreement or understanding required to be disclosed herein.

Item 4.     Purpose of Transaction.

On June 2, 2020, the Reporting Person entered into a Stock Purchase Agreement (the “Stock Purchase Agreement”) with the Issuer, Bradley S. Vizi, Roger H. Ballou and the Selling Group, pursuant to which the Selling Group agreed to sell, and the Issuer and the Reporting Person and Messrs. Vizi and Ballou agreed to purchase, all 2,958,139 Common Shares owned in the aggregate by the Selling Group, at a purchase price of $1.20 per share, for an aggregate purchase price of $3,549,766.80 (the “Transaction”).  The closing of the Transaction is effective as of June 2, 2020.  Pursuant to the Stock Purchase Agreement, the Issuer purchased 1,858,139 Common Shares, Mr. Vizi purchased 850,000 Common Shares, the Reporting Person purchased 150,000 Common Shares and Mr. Ballou purchased 100,000 Common Shares. The consideration paid by the Issuer consists of a subordinated promissory note in the amount of $2,229,766.80, while the Reporting Person and Messrs. Vizi and Ballou paid cash in an aggregate amount of $1,320,000.  The foregoing description of the Stock Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the Stock Purchase Agreement, which is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

As described above, the Reporting Person is an executive officer of the Company.  As such, the Reporting Person participates in meetings and decision-making of management of the Company and the Board of Directors. By virtue of his position with the Company and his stock ownership, the Reporting Person may be deemed to control the Company.  The Reporting Person may from time to time develop plans respecting, or propose changes in, the management and personnel of the Company, composition of the Board of Directors, policies, operations, capital structure or business of the Company.  In addition to the foregoing, the Reporting Person intends to review his holdings in the Company on a continuing basis. Depending upon, among other things, current and anticipated future trading prices for the Company’s securities, the results of operations and prospects of the Company and its businesses, general economic, market and industry conditions, and the Reporting Person’s overall investment portfolio, strategic objectives and financial condition, the Reporting Person may from time to time consider a number of possible strategies, including, among other things: (a) continued ownership of the Company’s equity currently beneficially owned by the Reporting Person; and (b) acquiring additional interests in or disposing of some or all of his interests in the Company in the open market, in privately negotiated transactions or otherwise.  Except as set forth in this Item 4, the Reporting Person has no present plans or proposals that relate to or that would result in, any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.     Interest in Securities of the Issuer.

(a) – (b)         The Reporting Person beneficially owns 614,231 shares of Common Stock of the Company, constituting 5.4% of the 11,299,383 outstanding shares of Common Stock of the Company as of June 2, 2020.  The Reporting Person has the sole power to vote or direct the vote and the sole power to dispose or to direct the disposition of all of such shares.

(c) As disclosed above, on June 2, 2020, the Reporting Person used personal funds to acquire 150,000 shares of the Common Stock from the Selling Group.  The price per share was $1.20, payable in cash, for aggregate consideration of $180,000.

(d)           No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock of the Company held by the Reporting Person.

(e)           Not Applicable.

Item 6.     Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

The description of the Stock Purchase Agreement as set forth in Item 4 above is incorporated herein by reference.

Item 7.    Material to be Filed as Exhibits.

99.1	Stock Purchase Agreement, dated June 2, 2020 (incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K filed with the SEC on June 2, 2020).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 2, 2020

/s/ Kevin D. Miller
Kevin D. Miller